SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     of The Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                OLD MUTUAL EMERGING MANAGERS MASTER FUND, L.L.C.
                                (Name of Issuer)

                OLD MUTUAL EMERGING MANAGERS MASTER FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)

                                  Ross Weissman
                             Larch Lane Advisors LLC
                          800 Westchester Avenue, S-618
                               Rye Brook, NY 10573
                                 (888) 266-2200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                 With a copy to:
                               George Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131

                               September 29, 2008
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:     $4,400,000.00(a)    Amount of Filing Fee:  $172.92(b)
--------------------------------------------------------------------------------

(a)    Calculated as the aggregate maximum purchase price for Interests.

(b)    Calculated at $39.30 per $1,000,000 of Transaction Valuation.

[x]    Check  the  box if  any  part of the fee is offset  as  provided  by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $127.73
         Form or Registration No.: Schedule TO, Registration No. 005-83152 Filing Party: Old Mutual Emerging Managers Master Fund, L.L.C. Date Filed: September 29, 2008

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.

[x]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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


          This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on September 29, 2008 by Old Mutual Emerging Managers Master Fund, L.L.C. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $3,250,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Notice of Offer to Purchase and the related Letter of Transmittal. Copies of the Notice of Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

          This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Notice of Offer to Purchase):

          The Offer amount is being increased to an aggregate of $4,400,000 of Interests, on the same terms and subject to the same conditions set forth in the Notice of Offer to Purchase and the related Letter of Transmittal, except that the expiration date of the Offer is extended until 12:00 midnight, Eastern Time, on Monday, November 3, 2008, in accordance with Rule 13e-4(f)(1)(ii).

          The information contained in the Supplement to Notice of Offer to Purchase dated October 21, 2008, attached as Appendix A hereto, will be distributed to investors in the Fund contemporaneously with the filing of this Amendment.



                                    SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           OLD MUTUAL EMERGING MANAGERS
                                           MASTER FUND, L.L.C.



                                           By: /S/ ROSS WEISSMAN
                                               -----------------------------
                                               Name:  Ross Weissman
                                                      Chief Financial Officer


October 21, 2008


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


                                                                    Appendix A

                OLD MUTUAL EMERGING MANAGERS MASTER FUND, L.L.C.
                          800 WESTCHESTER AVENUE, S-618
                            RYE BROOK, NEW YORK 10573

                    SUPPLEMENT TO NOTICE OF OFFER TO PURCHASE
                             DATED OCTOBER 21, 2008

To the Members of Old Mutual Emerging Managers Master Fund, L.L.C.:

          As previously disclosed in the Notice of Offer to Purchase dated September 29, 2008 (the "Offer"), Old Mutual Emerging Managers Master Fund, L.L.C. (the "Fund") may, in its discretion, extend the Offer and increase the amount of interests in the Fund ("Interests") that the Fund is offering to purchase. The Fund has decided to extend the Offer until 12:00 midnight on Monday, November 3, 2008, and to increase the amount of Interests the Fund is offering to purchase from $3.25 million to an aggregate of $4.4 million. All of the other terms of the original Offer remain unchanged.

Sincerely,

Old Mutual Emerging Managers Master Fund, L.L.C.


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